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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   New Filing

                           GENERAL CREDIT CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    369451109
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                                  CUSIP Number

                                 Gerald Nimberg
                                 1009 Owl Place
                              Cherry Hill, NJ 08003
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 January 6, 2000
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             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]






                               (Page 1 of 6 pages)


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                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 2 of 6 Pages
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1.       NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Gerald Nimberg
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERCIA
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                                  7.       SOLE VOTING POWER
                                           615,500 shares of common stock,
                                           inclusive of 265,000 shares
                                           underlying currently exercisable
                                           stock options.
       NUMBER OF                  ----------------------------------------------
        SHARES                    8.       SHARED VOTING POWER
      BENEFICIALLY                         0
         OWNED                    ----------------------------------------------
        BY EACH                   9.       SOLE DISPOSITIVE POWER
       REPORTING                           615,500 shares of common stock,
      PERSON WITH                          inclusive of 265,000 shares
                                           underlying currently exercisable
                                           stock options.
                                  ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,500 shares of common stock
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.9%
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14.      TYPE OF REPORTING PERSON*
         IN
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                                  SCHEDULE 13D
CUSIP NO.  369451109                                           PAGE 3 OF 6 PAGES
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Item 1. SECURITY AND ISSUER

              This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of General Credit Corporation, a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 370 Lexington Avenue, Suite 2000, New York, New York 10017.

Item 2. IDENTITY AND BACKGROUND

              This Statement is filed on behalf of Gerald Nimberg, the Reporting Person.

              (a)     Gerald Nimberg.

              (b)     1009 Owl Place, Cherry Hill, NJ 08003.

              (c) The Reporting Person is the President, Chief Financial Officer and a director of the Issuer.

              (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors;

              (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body or as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws.

              (f)     The Reporting Person is a United States citizen.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              This statement relates to the acquisition of beneficial ownership by the Reporting Person of 235,500 shares of Common Stock. The purchase price of these 235,500 shares of Common Stock was $52,987.50. The source of funds for acquiring the Common Stock was the Reporting Person's personal funds.


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                                  SCHEDULE 13D
CUSIP NO.  369451109                                           PAGE 4 OF 6 PAGES
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Item 4. PURPOSE OF THE TRANSACTION

              The purpose of the Reporting Person's acquisition of additional shares of Common Stock was to increase his equity interest in the Issuer. The Reporting Person is the President, Chief Financial Officer and a director of the Issuer. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in Common Stock. The Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

              The Reporting Person reserves the right to, and may in the future, change his purpose or plans with respect to his investment in the Company and to take such actions as he deems appropriate in light of the circumstances existing at the time.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

              (a) As of the close of business on January 6, 2000, the Reporting Person beneficially owned in the aggregate 615,500 shares of Common Stock, or approximately 15.9% of the outstanding shares of Common Stock (inclusive of 265,000 shares which are issuable upon exercise of Issuer stock options as set forth below) based upon 3,615,000 shares outstanding as of November 15, 1999 according to the Issuer's most recent quarterly report filed with the Securities and Exchange Commission.

              The Reporting Person holds the following options to purchase shares of the Issuer's Common Stock (the "Stock Options"), all of which are currently exercisable.



OPTIONS TO ACQUIRE                            EXERCISE PRICE PER SHARE          EXERCISABLE THRU
------------------                            ------------------------          ----------------
65,000 shares of Common Stock                 $2.125                            11/3/00
100,000 shares of Common Stock                $1.625                            5/11/01
100,000 shares of Common Stock                $0.25                             7/7/01

              (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares as well as the shares of Common Stock underlying the Stock Options.



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                                  SCHEDULE 13D
CUSIP NO.  369451109                                           PAGE 5 OF 6 PAGES
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              (c) On December 29, 1999, the Reporting Person entered into a
Stock Purchase Agreement with Gerald Schultz and Irwin Zellermaier pursuant to which the Reporting Person and Irwin Zellermaier each agreed to purchase 235,500 shares of Common Stock of the Issuer for a purchase price of $52,987.50 each. The acquisition closed on January 6, 2000. There were no other transactions in Common Stock effected by the Reporting Person during the past 60 days.

              (d)     Not applicable.

              (e)     Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Not applicable.


Item 7. MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.




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                                  SCHEDULE 13D
CUSIP NO.  369451109                                           PAGE 6 OF 6 PAGES
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                                    SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 7, 2000                        /s/ Gerald Nimberg
                                             -----------------------------------
                                             Gerald Nimberg